FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash and cash equivalents	$383,364
Marketable securities owned	845,421
Intangible assets, net of accumulated amortization	41,639
Prepaid expenses	15,376
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	$1,285,800
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued compensation and benefits	$351,324
Other liabilities	18,350
Total liabilities	369,674
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	458,619
Total stockholder's equity	916,126
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,285,800

See notes to financial statements.